Exhibit 2

FOR IMMEDIATE RELEASE	27 April 2017

WPP plc (“WPP”)

BOARD RETIREMENT

WPP announces that Mr Timothy Shriver, Non-Executive Director, is retiring from the Board following the 2017 AGM to be held on 7 June 2017 and will cease to be a director at the close of that meeting. Mr Shriver has completed his nine-year term as a non-executive director, during which time he served as a valued member of the Audit Committee, the Compensation Committee and the Nomination and Governance Committee.

The Chairman of WPP, Mr Roberto Quarta, says “Tim will retire from the Board with our enduring gratitude for the significant contribution he has made over the last nine years. We have all benefited from his breadth of vision, experience, deep insight and very thoughtful engagement with the Board and our people throughout his exemplary Non-Executive Director service to WPP.”

This announcement contains Inside Information.

The person responsible for arranging for the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Contact:

Feona McEwan, WPP
Chris Wade, WPP	+44(0) 20 7408 2204
Marie Capes, WPP

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